                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


          For the Month Ended                         Commission file number
          June 30, 2006                               0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F   X                               Form 40-F
                  ------                                      ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                                  No  X
                   -----                                              -----


If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.


                           Total number of pages is 25

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                      SAND ANNOUNCES THIRD QUARTER RESULTS


MONTREAL, JUNE 12TH, 2006: SAND Technology Inc. (OTCBB:SNDTF), an innovator in analytic application infrastructure, today reported results for the three-month period ended April 30, 2006. The Company reported a loss for the third operating quarter of fiscal year 2006 of $868,526, or ($0.07) per share on revenues of $1,559,307. The net loss has been reduced by 18% in comparison with the previous quarter. In comparison to the third quarter of the previous fiscal year, the loss has been reduced by 51%.

"Our Third Quarter reflects improved results over our last quarter," said Arthur Ritchie, CEO. "Although we were hoping to report even stronger revenues, we remain very encouraged by the level of interest and pipeline for our SAND/DNA products in general and our new SAND/DNA for SAP BI offering. The marketplace is responding well to SAND's unique ability to improve enterprises capability to meet demanding service levels despite exponential data growth," added Ritchie.



ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                                  IN CANADIAN DOLLARS
                                                    ----------------------------------------------

                                                             As at                  As at
                                                         Apr. 30, 2006          July 31, 2005
                                                         -------------          -------------

ASSETS
Current Assets
    Cash and cash equivalents                                $2,454,343              $5,615,912
    Accounts Receivable, Net                                 $1,687,862              $1,561,613
    Prepaid Expenses                                           $171,512                $127,731
                                                     ----------------------------------------------
                                                             $4,313,717              $7,305,256

Capital Assets, Net                                            $241,580                $296,735
Other Assets, Net                                              $249,405                $332,540
                                                     ----------------------------------------------
                                                             $4,804,702              $7,934,531
                                                     ==============================================

LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities                 $1,283,063              $1,485,597
    Deferred Revenue                                         $1,268,099              $1,447,992
    Deferred Credits                                           $144,241                $166,243
                                                     ----------------------------------------------
                                                             $2,695,403              $3,099,832
                                                     ----------------------------------------------

SHAREHOLDERS' EQUITY
    Common Stock                                            $38,024,756             $38,024,756
    Contributed Surplus                                         $74,000                 $74,000
    Deficit                                               $(35,989,457)           $(33,264,057)
                                                     ----------------------------------------------
                                                             $2,109,299              $4,834,699
                                                     ----------------------------------------------
                                                             $4,804,702              $7,934,531
                                                     ==============================================


SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)


                                                                  IN CANADIAN DOLLARS
                                 ------------------------------------------------------------------------------------------

                                      3 Months Ended        9 Months Ended        3 Months Ended         9 Months Ended
                                       Apr. 30, 2006        Apr. 30, 2006          Apr. 30, 2005          Apr. 30, 2005
                                       -------------       ------------          -------------          -------------

Revenues                                 $1,559,307            $4,330,833             $1,279,434             $5,030,841
                                 ------------------------------------------------------------------------------------------

Operating expenses
Cost of Sales and Product
Support                                   $(486,258)          $(1,155,066)             $(346,095)           $(1,328,460)
Research and Development Costs            $(517,598)          $(1,780,439)             $(704,663)           $(2,473,974)
Amortization of capital assets
and acquired technology                    $(56,350)            $(196,235)              $(71,800)             $(207,286)
Selling, general and
administrative expenses                 $(1,382,098)          $(3,975,418)           $(1,973,532)           $(6,290,926)

                                 ------------------------------------------------------------------------------------------
Total operating expense                 $(2,442,304)          $(7,107,158)           $(3,096,090)          $(10,300,646)
                                 ------------------------------------------------------------------------------------------

Operating Income (Loss)                   $(882,997)          $(2,776,325)           $(1,816,656)           $(5,269,805)

Interest Income, Net                        $14,471               $50,925                $38,383               $131,929
                                 ------------------------------------------------------------------------------------------

Net Earnings (Loss)                       $(868,526)          $(2,725,400)           $(1,778,273)           $(5,137,876)
                                 ==========================================================================================

Earnings (Loss) per share                    ($0.07)               ($0.21)                ($0.14)                ($0.40)

Weighted average number of
shares outstanding                       12,818,189            12,818,189             12,818,189             12,874,725


                                            SAND TECHNOLOGY INC.



                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                            QUARTERLY REPORT

                                            THIRD QUARTER ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2006

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2006 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND TECHNOLOGY INC'S (SAND) 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 24 OF SAND'S 2005 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON JUNE 6, 2006. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).


OVERVIEW

     During the 2006 fiscal year, SAND continued its process, started in previous years, of engaging integrator and systems partners in active sales situations for its high-performance analytical application products. In particular, the SAND Searchable Archive product (now named SAND/DNA Access) began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company has readied specific application offerings, using this exciting product, to make it easy to adopt. During the past quarter, the company launched the SAND/DNA brand for its products in conjunction with the SAP offering with high interest from industry analysts, partners, and prospective customers.

     Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the SAND/DNA applications.

     The result in the first three quarters of this Fiscal Year (2006) was the continuation of progressive sales and a significant reduction in operating losses. While we expect that our new solutions will only start contributing to revenues and profits later this year and the beginning of the next fiscal year, we are encouraged by the trends in our financial performance which should only improve further as they come to stream.




RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2006 COMPARED WITH THIRD QUARTER OF FISCAL 2005 AND FIRST NINE MONTHS OF FISCAL 2006 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2005

Revenue

     Sales revenue for the third quarter ended April 30, 2006 was $1,559,307, an increase of 22% from sales of $1,279,434 for the third quarter ended April 30, 2005. In North America, sales were $375,164 a decrease of 33% from sales of $564,148 in the third quarter of fiscal 2005. In Europe, sales in the third quarter of fiscal 2006 were $1,184,143, an increase of 66% from sales of $715,286 in the third quarter of fiscal 2005.

     Sales revenue for the first nine months of fiscal 2006 was $4,330,833, a decrease of 14% from sales of $5,030,841 for the first nine months of fiscal 2005. In North America sales were $1,292,548, a decrease of 46% from sales of $2,389,980 in the first nine months of fiscal 2005. In Europe, sales in the first nine months of fiscal 2006 were $3,038,285, an increase of 15% from sales of $2,640,861 in the first nine months of fiscal 2005.

     In North America the decrease in our revenues for the third quarter and first nine months of fiscal 2006 is associated primarily to delays incurred in obtaining progress in the procurement process from some opportunities. In Europe the increase in revenues is due to increased market acceptance of our products in Germany.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 30% to $1,382,098 for the third quarter ended April 30, 2006 from $1,973,532 for the third quarter ended April 30, 2005. For the first nine months of fiscal 2006, selling, general and administrative expenses were $3,975,418 compared to $6,290,926 during the first nine months of fiscal 2005, a decrease of 37%. The decrease is largely attributable to the cost reduction measures that were executed in the last quarter of fiscal 2005.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 27% to $517,598 for the third quarter ended April 30, 2006 from $704,663 for the third quarter ended April 30, 2005. For the first nine months of fiscal 2006, research and development expenses were $1,780,439 compared to $2,473,974 during the first nine months of fiscal 2005, a decrease of 28%. The decrease is due to the reduction measures that were executed in 2005, however for the remainder of fiscal 2006, we expect that Research and Development expenditures will not vary significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales increased by 40% to $486,258 for the third quarter ended April 30, 2006 from $346,095 for the third quarter ended April 30, 2005. For the first nine months of fiscal 2006, cost of sales was $1,155,066 compared to $1,328,460 during the first nine months of fiscal 2005, a decrease of 13%. The increase for the three months can be attributed to fees paid to partners for its involvement in closing sales. The decrease for the first nine months of fiscal 2006 reflects in part the decrease in revenue. Another portion of the decrease is related to the cost reduction measures executed in the last quarter of fiscal 2005. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     SAND generated a net loss of $868,526 in the third quarter ended April 30, 2006 as compared to a net loss of $1,778,273 in the third quarter ended April 30, 2005. Net loss was $2,725,400 in the first nine months of fiscal 2006 as compared to a net loss of $5,137,876. These results reflect the transitional nature of the business and distribution model of SAND, as it moves progressively towards being profitable. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

     Cash and investments at April 30, 2006 were $2,454,343 compared with $7,410,980 at April 30, 2005. SAND does not have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital through fiscal 2006 and beyond.

                                     SAND TECHNOLOGY INC.

                                     QUARTERLY REPORT

                                     THIRD QUARTER ENDED APRIL 30, 2006

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                               AS AT                     As at
                                                                             APRIL 30,                 July 31,
                                                                               2006                      2005
-------------------------------------------------------------------------------------------------------------------
                                                                                 $                         $
                                                                            (UNAUDITED)                (audited)

ASSETS
Current assets
    Cash & cash equivalents                                                2,454,343                    5,615,912
    Accounts receivable                                                    1,687,862                    1,561,613
    Prepaid expenses                                                         171,512                      127,731
-------------------------------------------------------------------------------------------------------------------
                                                                           4,313,717                    7,305,256


Capital assets, net (Note 2)                                                 241,580                      296,735
Other assets, net (Note 3)                                                   249,405                      332,540
-------------------------------------------------------------------------------------------------------------------
                                                                           4,804,702                    7,934,531
===================================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                               1,283,063                    1,485,597
    Deferred revenue                                                       1,268,099                    1,447,992
    Deferred credits                                                         144,241                      166,243
-------------------------------------------------------------------------------------------------------------------
                                                                           2,695,403                    3,099,832
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,818,189 common shares (12,818,189 in July 2005)             38,024,756                   38,024,756
    Contributed surplus                                                       74,000                       74,000
    Deficit                                                              (35,989,457)                 (33,264,057)
-------------------------------------------------------------------------------------------------------------------
                                                                           2,109,299                    4,834,699
-------------------------------------------------------------------------------------------------------------------
                                                                           4,804,702                    7,934,531
===================================================================================================================





SAND TECHNOLOGY INC.
------------------------------------------------------------------------------



See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

--------------------------------------------------------------------------------------------------------
                                      THREE MONTHS       Three months    NINE MONTHS      Nine months
                                          ENDED             ended          ENDED            ended
                                        APRIL 30,         April 30,       APRIL 30,        April 30,
                                          2006              2005            2006             2005
--------------------------------------------------------------------------------------------------------
                                           $                  $                $               $

REVENUES                              1,559,307          1,279,434         4,330,833           5,030,841
--------------------------------------------------------------------------------------------------------

Operating expenses
Cost of sales and product support      (486,258)          (346,095)       (1,155,066)         (1,328,460)
Research and development, net          (517,598)          (704,663)       (1,780,439)         (2,473,974)
Amortization of capital and other       (56,350)           (71,800)         (196,235)           (207,286)
    assets
Selling, general and
    administrative expenses          (1,382,098)        (1,973,532)       (3,975,418)         (6,290,926)
--------------------------------------------------------------------------------------------------------
Total operating expenses             (2,442,304)        (3,096,090)       (7,107,158)        (10,300,646)
========================================================================================================

Loss from operations                   (882,997)        (1,816,656)       (2,776,325)         (5,269,805)

Interest income, net                     14,471             38,383            50,925             131,929
--------------------------------------------------------------------------------------------------------

NET LOSS                               (868,526)        (1,778,273)       (2,725,400)         (5,137,876)

Deficit at beginning of period      (35,120,931)       (29,606,209)      (33,264,057)        (26,246,606)
--------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD            (35,989,457)       (31,384,482)      (35,989,457)        (31,384,482)
========================================================================================================

Basic and diluted
    loss per share                        (0.07)             (0.14)            (0.21)              (0.40)
========================================================================================================

Weighted average number of
    shares outstanding               12,818,189         12,818,189        12,818,189          12,874,725

Net effect of dilutive stock
    options and warrants                      -                  -                 -                   -
--------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding       12,818,189         12,818,189        12,818,189          12,874,725
========================================================================================================


See notes to consolidated financial statements

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                      THREE MONTHS        Three months         NINE MONTHS            Nine months
                                          ENDED               ended               ENDED                  ended
                                        APRIL 30,           April 30,           APRIL 30,              April 30,
                                          2006                2005                  2006                 2005
-------------------------------------------------------------------------------------------------------------------
                                            $                  $                    $                      $

OPERATING ACTIVITIES
    Net loss                           (868,526)        (1,778,273)           (2,725,400)              (5,137,876)
    Items not affecting cash
        Amortization of capital and      56,350             71,800               196,235                  207,286
        other assets
    Changes in non-cash
        operating working
        capital items (Note 9)          105,293            823,509              (552,457)                  13,330
-------------------------------------------------------------------------------------------------------------------
                                       (706,883)          (882,964)           (3,081,622)              (4,917,260)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets           (7,867)           (21,271)              (57,945)                 (64,681)
-------------------------------------------------------------------------------------------------------------------
                                         (7,867)           (21,271)              (57,945)                 (64,681)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Repurchase of common shares               -                  -                     -                 (186,469)
    Deferred credits                     (7,334)            (7,334)              (22,002)                 (22,003)
-------------------------------------------------------------------------------------------------------------------
                                         (7,334)            (7,334)              (22,002)                (208,472)
-------------------------------------------------------------------------------------------------------------------

Decrease in cash and                   (722,084)          (911,569)           (3,161,569)              (5,190,413)
    Cash equivalents
Cash & cash equivalents,
    beginning of period               3,176,427          8,322,549             5,615,912               12,601,393
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                     2,454,343          7,410,980             2,454,343                7,410,980
===================================================================================================================


See notes to consolidated financial statements

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA and the SAND/DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2005.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION (CONTINUED)

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.


     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.


     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                  Furniture and equipment            5 years
                  Computer equipment                 3 years
                  Leasehold Improvements             over the lease term


     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

     (ii) Acquired technology

          The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.


     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.


     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNING PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair value-based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 4, stock option plan, for additional information.

     GUARANTEES

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     IMPAIRMENT OF LONG LIVED ASSETS

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in
     Section 3061 "Property, plant and equipment". The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     HEDGING RELATIONSHIPS

     As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.


     NEW ACCOUNTING POLICIES ADOPTED


     As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, none of which had an impact on the Corporation's consolidated financial statements.


     Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.


2.   CAPITAL ASSETS

                                                         APRIL 30, 2006                              July 31, 2005
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $
        Furniture and equipment         320,113             319,980                   133               2,924
        Computer equipment              573,276             468,411               104,865             135,158
        Leasehold improvements          287,610             151,028               136,582             158,653
-------------------------------------------------------------------------------------------------------------------
                                      1,180,999             939,419               241,580             296,735
===================================================================================================================


3.   OTHER ASSETS

                                                    APRIL 30, 2005                              July 31, 2005
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $
        Contract Costs                  471,100             221,695               249,405             332,540
-------------------------------------------------------------------------------------------------------------------
                                        471,100             221,695               249,405             332,540
===================================================================================================================


SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.   COMMON STOCK
     (A) AUTHORIZED

     Unlimited number of Class "A" common shares without par value.


     SHARE REPURCHASE PROGRAM

     On December 17, 2003, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 276,038 Class "A" common shares for $316,307 under this program, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.

     (B) STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     Activity in the stock option plans for the nine months period ended April 30, 2006 and fiscal 2005 was as follows:



                                             NINE MONTHS ENDED
                                              APRIL 30, 2006                     July 31, 2005
                                         ---------------------------     --------------------------
                                                         WEIGHTED                       Weighted
                                                         AVERAGE                        average
                                           OPTIONS       EXERCISE          Options      exercise
                                            (000)         PRICE             (000)        price
                                         ------------- ------------- --- ------------ -------------
                                              #            $US                #           $US
       Outstanding,
       beginning of period                      1,121          2.10            1,478          2.15
           Granted                                133          1.00              163          1.00
           Exercised                                -             -                -             -
           Forfeited                              208          3.93              520          1.89
                                            ----------    ----------     ------------    ----------

       Outstanding,
       End of period                            1,046          1.60            1,121          2.10
                                            ==========    ==========     ============    ==========
       Options exercisable
       at end of period                           574          1.84              622          2.61
                                            ==========    ==========     ============    ==========

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of April 30, 2006:

                                             Options outstanding                 Options exercisable
                                    --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise prices      Options       life        exercise         Options       exercise
         ($US)                           (000)       (years)       price            (000)         Price
                                    ----------- ------------ -------------    ------------- -------------
                                           #                        $US               #            $US

       < 1.00                             160          0.22         0.69              160          0.69
         1.00 to 1.99                     716          7.52         1.02              278          1.04
         3.00 to 3.99                      20          0.22         3.37               20          3.37
         4.00 to 4.99                      30          1.74         4.63               30          4.63
         5.00 to 5.99                     110          5.81         5.07               76          5.10
         6.00 to 6.99                      10          3.31         6.28               10          6.28

                                    ----------- ------------ -------------    ------------- -------------
                                        1,046          5.88         1.60              574          1.84

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

5.   INCOME TAXES

     There was no income tax incurred or accrued during the nine-month period ended April 30, 2006.

6.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,394,000. The minimum payments due in each of the forthcoming years are as follows:

                                                $

                2006                           370,000
                2007                           292,000
                2008                           244,000
                2009                           244,000
                2010                           244,000


7.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND/DNA and the SAND/DNA Analytics. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


     As at and for the three months ended April 30,

                                                   ----------------------------- ------------------------------------
                                                          North America                        Europe
                                                   ----------------------------- ------------------------------------
      2006
      Net sales                                                 375,164                        1,184,143
      (Loss) earnings before income taxes                      (999,073)                         130,547
      Identifiable assets                                     2,664,872                        2,139,830

      -------------------------------------------- ----------------------------- ------------------------------------
      2005
      Net sales                                                 564,148                          715,286
      (Loss) before income taxes                             (1,392,077)                        (386,196)
      Identifiable assets                                     8,213,040                        1,747,895

      -------------------------------------------- ----------------------------- ------------------------------------

7.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


7.   SEGMENTED INFORMATION (CONTINUED)


     As at and for the nine months ended April 30,


                                                   -------------------------------- ---------------------------------
                                                            North America                        Europe
                                                   -------------------------------- ---------------------------------
      2006
      Net sales                                            1,292,548                        3,038,285
      (Loss) earnings before income taxes                 (2,863,927)                         138,527
      Identifiable assets                                  2,664,872                        2,139,830

      -------------------------------------------- -------------------------------- ---------------------------------
      2005
      Net sales                                            2,389,980                        2,640,861
      (Loss) before income taxes                          (3,709,925)                      (1,427,951)
      Identifiable assets                                  8,213,040                        1,747,895

      -------------------------------------------- -------------------------------- ---------------------------------


8.   FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at April 30, 2006, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.


     CREDIT RISK

     The Corporation's exposure to credit risk as of April 30, 2006, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


9.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                  THREE MONTHS        Three months           NINE MONTHS          Nine months
                                      ENDED               ended                 ENDED                ended
                                    APRIL 30,           April 30,             APRIL 30,            April 30,
                                      2006                2005                  2006                 2005
-------------------------------------------------------------------------------------------------------------------
                                        $                  $                     $                      $

        Accounts receivable         (131,241)            1,191,450            (126,249)                749,927
        Prepaid expenses              30,406                39,622             (43,781)                (53,179)
        Deferred revenue              16,652               (82,422)           (179,893)               (134,925)
        Accounts payable and
          accrued liabilities        189,476              (325,141)           (202,534)               (548,493)
-------------------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items              105,293               823,509            (552,457)                 13,330
===================================================================================================================


10.   COMPARATIVE FIGURES

      Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                              SAND TECHNOLOGY INC.






                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          SAND TECHNOLOGY INC.





June 12, 2006                             /s/ Arthur G. Ritchie
                                   --------------------------------------------
                                          Arthur G. Ritchie
                                          Chairman of the Board, President
                                          and Chief Executive Officer